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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-35941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York (City) New York (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Quinlan 212-583-5745
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Blackstone Advisory Partners L.P.

Table of Contents

Page

This report contains (check all applicable boxes):

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

AFFIRMATION

I, Laurence A. Tosi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackstone Advisory Partners L.P. as of and for the year ended December 31, 2010, are true and correct.

Laurence A. Tosi
Chief Financial Officer

Subscribed and sworn to before me
This 23rd day of February 2011:

Notary Public

NICOLE M. VILLAMORA
Notary Public, State of New York
No. 01VI6178019
Qualified in Queens County
Commission Expires November 19, 2011

BLACKSTONE ADVISORY PARTNERS L.P.

(SEC I.D. No. 8-35941)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Blackstone Advisory Partner LP
345 Park Avenue, 16th Floor
New York, NY 10154

We have audited the accompanying statement of financial condition of Blackstone Advisory Partner LP (the "Partnership") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Blackstone Advisory Partner LP at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 23, 2011

BLACKSTONE ADVISORY PARTNERS L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$101,265,369
ACCOUNTS RECEIVABLE	31,348,974
PREPAID AND OTHER ASSETS	554,130
DUE FROM AFFILIATES	2,190,003
TOTAL ASSETS	$135,358,476
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Due to affiliates	$ 37,178,613
Accounts payable and accrued expenses	648,954
Deferred revenue	58,000
Total liabilities	37,885,567
PARTNERS' CAPITAL:	
General partner	979,730
Limited partner	96,493,179
Total partners' capital	97,472,909
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$135,358,476

See notes to statement of financial condition.

1. ORGANIZATION

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. Blackstone Advisory Services L.L.C. ("BAS LLC"), is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of The Blackstone Group L.P. ("Blackstone").

Profits and losses are allocated in accordance with the Partnership Agreement.

Pursuant to an investment subadvisory relationship between BAP and The Blackstone Group (HK) Limited ("BGHKL"), an affiliated entity, BGHKL provides subadvisory services to BAP regarding primarily (i) analysis and investigation of potential investments in Asia and (ii) the structuring of the acquisition or disposition of any investment in Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from the estimates included in the statement of financial condition.

Fair Value of Financial Instruments — The Partnership's financial assets and liabilities are carried at fair value or amounts approximating fair value because of the short term nature of these balances. The Partnership's financial instruments include cash and cash equivalents, receivables and payables.

Cash and Cash Equivalents — The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of three months or less when acquired. The Partnership has $18,294,650 of investments in exchange traded money market funds at December 31, 2010. Investments in exchange traded money market funds represent Level 1 investments per the fair value hierarchy established framework.

Foreign Currency — The Partnership's statement of financial condition accounts denominated in foreign currencies are translated into U.S. Dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. Dollars on the respective dates of such transactions.

Revenue Recognition — Advisory fees consist of advisor retainer and transaction-based fee arrangements. Advisory retainer fees are recognized in accordance with terms set forth in individual agreements. Advisory transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Accrued but unpaid advisory fees as of the reporting date are included in accounts receivable.

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned and is recognized using the straight-line method over the period that it is earned.

Allowance for Doubtful Accounts — The Partnership performs periodic reviews of outstanding receivables and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Partnership. As of December 31, 2010, the Partnership determined that no allowance for doubtful accounts is required.

Compensation and Benefits — Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees, including senior managing directors, and (b) equity-based compensation associated with the grants of equity-based awards to employees, including senior managing directors.

Equity-Based Compensation — Compensation cost relating to the issuance of share based awards to senior managing directors and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future services are expensed immediately. Cash settled equity-based awards are classified as liabilities and are remeasured at the end of each reporting period.

Income Taxes — No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income. A local unincorporated business tax is assessed on the Partnership's income.

The Partnership has adopted applicable provisions of Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Partnership has no material unrecognized tax benefits.

Recent Accounting Pronouncements — In July 2010, the Financial Accounting Standards Board ("FASB") issued guidance to enhance existing disclosure requirements relating to the credit quality of financing receivables and allowance for credit losses. The guidance requires information on the credit quality of financing receivables and allowance for credit losses to be disaggregated by portfolio segment and class of financing receivable. The guidance also requires an entity to disclose credit quality indicators, past due information and modifications of financing receivables. As the guidance is limited to enhanced disclosures, adoption did not have a material impact on the Partnership's financial statements.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Due from affiliates totaling $2,190,003 is comprised of amounts due from various affiliated entities for advisory services and reimbursable costs.

Due to affiliates totaling $37,178,613 is primarily comprised of amounts owed to affiliated entities for payments made on behalf of the Partnership of which $25,092,143 is owed by the Partnership to BASP (as described above), $8,855,983 is owed to Blackstone Holdings Finance Co. LLC for expense settlements in foreign currencies, $1,209,673 is owed to Blackstone Holdings I L.P. and $2,012,997 represents subadvisory fees due to BGHKL.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. CONCENTRATION OF RISK

The Partnership invests substantially all excess cash in open-end money market funds and a money market demand account, which are included as cash and cash equivalents. The money market funds invest primarily in a diversified portfolio of short term investments including U.S. Government Agency and fully collateralized bank repurchase agreements, certificates of deposits, commercial paper, and other short-term, highly liquid instruments with a low risk of loss. The money market demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the funds' performance in order to manage any risk associated with these investments.

5. PARTNERS' CAPITAL

Accrued compensation, as well as equity-based compensation of $93,174,757, due to individuals who provide services to the Partnership but are members of an affiliated entity, have been recorded as capital contributions into the Partnership. The compensation will be funded by or on behalf of the affiliated entities.

During the year ended December 31, 2010, the Partnership distributed partners' capital of $146,000,000.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Partnership's net capital ratio was 0.64 to 1 and its net capital of $58,999,558 was $56,473,852 in excess of the minimum regulatory requirement.

7. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to (i) all full-time employees who have attained age 21 and are eligible as of the 1st day of the month following date of hire and (ii) part-time or temporary employees who work 30 hours or more per week, who are age 21 and over, and have worked at least 1,000 hours during the Eligibility Computation Period. For certain finance and administrative professionals who are participants of the Plan, Blackstone contributes 2% of such professional's pretax annual compensation up to a maximum of $1,600. In addition, Blackstone will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600. BASP serves as the Plan's Administrator. For the year ended December 31, 2010, BASP allocated expenses totaling $182,294 to the Partnership in connection with the Plan.

8. COMMITMENTS AND CONTINGENCIES

Pursuant to a Guarantee Agreement dated March 31, 1994, as amended and expiring on March 2, 2021 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2020 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2010. No liability relative to the lease guarantee agreement was recorded because the probability of any payment is remote.

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

In the normal course of business, the Partnership may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Partnership that could have a material adverse effect on the financial statements of the Partnership at December 31, 2010.

9. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the financial statements were available to be issued, and other than as described below, has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

On January 11, 2011, the Partnership made an income distribution of $50,000,000 to BGH and BAS LLC, related to 2010 earnings.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2011

Blackstone Advisory Partners LP
354 Park Avenue, 16th Floor
New York, NY 10154

In planning and performing our audit of the financial statements of Blackstone Advisory Partners LP (the "Partnership"), as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP